Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Bowater Incorporated:

We consent to the incorporation by reference in the Registration Statement (No. 333-129865) on Form S-8 of Bowater Incorporated of our report dated June 29, 2007, with respect to the statement of net assets available for benefits of Bowater Incorporated Retirement Savings Plan (formerly Bowater Incorporated Savings Plan) as of December 31, 2006 and the related statement of changes in net assets available for benefits for the year then ended, which report appears in the December 31, 2007 annual report on Form 11-K of the Bowater Incorporated Retirement Savings Plan.

/s/ KPMG LLP

Greenville, South Carolina

July 15, 2008